June 17, 2025

Janet Huffman
Chief Executive Officer
Oragenics, Inc.
1990 Main Street, Suite 750
Sarasota, FL 34236

       Re: Oragenics, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 3, 2025
           CIK No. 0001174940
Dear Janet Huffman:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise here and in the section captioned Determination of Offering Price on page 28 to explain how you determined the $25.00 offering price per unit of Series H
       Convertible Preferred Stock and accompanying Warrant, and the assumed conversion price of $3.60 per share. If either the offering price per unit or the conversion price has been arbitrability determined, please state this clearly throughout the prospectus and add risk factor disclosure to this effect as appropriate, or otherwise advise.
2. Please revise here and in the section captioned "Description of Securities We are
       Offering" to disclose the conversion ratio at which the Series H Convertible Preferred
       Stock will convert into shares of Common Stock. Explain how the Conversion Price
 June 17, 2025
Page 2

       adjustment provisions may impact future conversion ratio(s) and therefore the number of Common Shares that may become issuable upon conversion of the Series
H
       Preferred and Warrants.
3. Please revise the cover page, the Summary, and the section captioned "Description of
       Securities We Are Offering" to highlight that the Certificate of Designation for the
       Series H Convertible Preferred Stock contains anti-dilution provisions that may result in the reset and reduction of the Conversion Price for the Preferred Stock if you enter into a future financing transaction that triggers lowering the Conversion Price. If true, explain that because the Conversion Price is not subject to any floor, future conversions could result in an indeterminate increased number of shares of Common
       Stock being issued. Include clear disclosure regarding the operation of any such provisions that will impact the number of shares of Common Stock to be issuable upon conversion, and explain the impact to the Company if you may not have sufficient available shares available to satisfy the future conversion of the Preferred
       Stock and the dilutive impact to shareholders. Additionally, discuss the effect of this offering on your ability to raise additional capital.
Risk Factors, page 13

4. We note your disclosure that you effectuated a one-for-thirty reverse stock split of your issued and outstanding Common Stock on June 3, 2025. If true, include risk factor disclosure explaining that this offering could cause the Company s common stock price to fall below the minimum bid price, which could result in its shares being delisted from the NYSE American. In such risk factor, describe the decrease in the value of your Common Stock pre-split, and include discussion of your decision to effect the one-for-thirty reverse stock split in order to increase the price per share. If applicable, describe any potential limitations on the Company's ability to use a reverse stock split to regain compliance with the minimum price criteria again in the future.
5. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please add a risk factor describing the potential effect that this conclusion may have on your ability to raise additional funds through equity or debt financing, as well as the potential terms of any such financings. In this regard, we note that under the terms of the Certificate of Designation for the Series H
       Convertible Preferred Stock, the Conversion Price may be impacted by the price at which you issue your securities in future financings.
The market price of our Common Stock may never exceed the Conversion Price of the
Preferred Stock., page 17

6. Please revise to provide context for your disclosure that the market price of your
       Common Stock may never exceed the Conversion Price prior to the expiration of the
       Warrants. If true, explain in such case the unlikelihood that the Company will receive significant proceeds from exercises of the Warrants.
Use of Proceeds, page 18

7. We note that you intend to use the net proceeds from this offering "to fund [y]our ongoing ONP-2 concussion clinical trials, along with other related research and
 June 17, 2025
Page 3

       development activities, to repay the $3 million Bridge Note, as well as for working capital and other general corporate purposes." In this regard:
           Please revise to disclose how far into the development process you anticipate such proceeds will enable you to reach. Although we note your disclosure that the net proceeds from this offering will not be sufficient for you to fund your ONP-002 product candidate through regulatory approval, please clarify whether you anticipate being able to fund your Phase 2a and Phase 2b trials with the proceeds from this offering.
           Please revise this section to disclose the interest rate and maturity of the Bridge
          Note. Refer to Instruction 4 to Item 504 of Regulation S-K.
           As this is a best efforts offering with no minimum offering amount, please revise your disclosure to explain how proceeds will be allocated (1) in the event you raise less than the full $18.25 million, assuming no exercise of the Warrants, and
          (2) in the event you raise less than the full $3 million needed to repay the Bridge
          Note at maturity.
           As appropriate, include risk factor disclosure related to the Bridge Note maturity and any impact to the Company if the Bridge Note is not repaid in full or in part using the offering proceeds, or otherwise advise. For example, discuss how the repayment of the Bridge Loan would impact the cash you have available for other purposes and to execute your business strategy.
Information Incorporated by Reference, page 31

8. Please incorporate by reference your Quarterly Report on Form 10-Q for the period ended March 31, 2025, as filed on May 9, 2025. Refer to Item 12(a)(2) of Form
       S-1.
       Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Julio Esquivel, Esq.